Liquid Media Appoints Global Media Business Leader Ronald W. Thomson as CEO

Vancouver, BC – January 6, 2021 – Liquid Media Group Ltd. (the “Company”, “Liquid Media” or “Liquid”) (Nasdaq: YVR) has appointed Ronald Thomson as its CEO to drive the growth of its evolving business. As President of global business development firm Cameron Thomson Group Ltd. (“Cameron Thomson”), Mr. Thomson has been building successful media/entertainment and tech companies for more than two decades from its offices in Toronto, London, Lake Como, Los Angeles and Taipei.

“Liquid Media has established a powerful position at the forefront of the rapidly evolving media/entertainment sector, leveraging its access to capital markets, content production and technology. In response to the growing content streaming market and the changing media landscape, I believe Liquid is in the right sector at a time when media disruption is at the forefront of global economics,” said Mr. Thomson. “The company trades on the NASDAQ alongside world-renowned market leaders and is poised for rapid growth.”

“Ron is an entrepreneurial leader who has focused his career on driving growth in the media/ entertainment and technology sectors. He will lead Liquid Media Group as the CEO to capitalize on the current and evolving market to build and pursue new growth, funding and global expansion,” said Daniel Cruz, Co-founder of Liquid Media. “Ron is a transformative thinker who has proven time and again his ability to guide companies and accelerate their growth. We are excited to have attracted him to take Liquid into the future and drive the next chapter of our success.”

Cameron Thomson boasts a deep list of media and entertainment industry clients. Its relationships with industry decision leaders have helped scale a multitude of small-cap businesses to graduate to mid-tier and large cap status, helping cutting-edge tech and entertainment businesses grow, finance their growth, and expand globally. Cameron Thomson bridges the gap between North American, European and Asian media/entertainment and technology markets by delivering best-of-breed business models, technical solutions, applications and financial engineering to its clients.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company with a strong portfolio of content intellectual property (IP) spanning creative industries. Liquid Media’s executive team is comprised of Chairman Joshua Jackson (actor/producer, television and film), Chief Financial Officer and Managing Director Daniel Cruz (previously of Canaccord Financial), President Charlie Brezer (serial entrepreneur), Director Stephen Jackson (Northland Properties), and Director Nancy Basi (veteran media and entertainment expert) each bring decades of industry expertise and significant passion to advance the Company’s mission.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz

Liquid Media Group Ltd.

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

Adam Bello

Media & Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

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may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: developments related to the COVID-19 pandemic, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.